Marc A. Recht (617) 937-2316 mrecht@cooley.com	VIA EDGAR

November 29, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

RE:	Verenium Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Definitive 14A Filed April 30, 2010
Form 8-K Filed September 9, 2010
File No. 000-29173

Ladies and Gentlemen:

Set forth below are responses of Verenium Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) given by letter (the “Comment Letter”) dated October 29, 2010 from Rufus Decker, Accounting Branch Chief. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into the response letter.

General

1.	Comment: With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response: The Company acknowledges the Staff’s comment concerning revisions and, with the exception of comments that specifically request an amendment, the Company intends to include all required revisions in its relevant future filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Forward-Looking Statements, page 1

2.	Comment: Please delete the last sentence in this section regarding the accuracy of surveys and market research you have included in your report. You are responsible for the information that you choose to include in the Form 10-K and cannot disclaim responsibility for such information.

Response: The Company acknowledges the Staff’s comment concerning forward-looking statements disclosure and intends to delete the sentence regarding the accuracy of surveys and market research in its Form 10-K for the fiscal year ending December 31, 2010.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Two

Legal Proceedings, page 63

Class Action Shareholder Lawsuit, page 63

3.	Comment: Please describe the factual basis alleged to underlie this lawsuit and the relief sought, as well as the name of the court in which these proceedings are pending. Similarly, please expand your disclosure regarding the royalty dispute with Asahi to describe the facts underlying the Company’s arbitration proceeding against Asahi and to disclose the amount of additional royalties and other relief sought by Asahi in its claim.

Response: The Company advises the Staff that the class action shareholder lawsuit was filed in the U.S. District Court for the Southern District of New York, and that the settlement is on appeal to the U.S. Court of Appeals for the Second Circuit. The plaintiffs allege that the Company and certain of its officers and directors, and the underwriters (the “Underwriters”) of its initial public offering (“IPO”), violated Sections 11 and 15 of the Securities Act of 1933, as amended, based on allegations that the Company’s registration statement and prospectus prepared in connection with its IPO failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the Underwriters. More specifically, the complaint alleges, among other things, that the Underwriters entered into arrangements whereby shareholders, in exchange for receiving shares in the IPO, agreed to purchase additional shares in the aftermarket at specified higher prices and/or to engage in other transactions that yielded commissions for the Underwriters that were not disclosed in the Company’s prospectus and registration statement. The complaint also contains claims for violations of Sections 10(b) and 20 of the Securities Exchange Act of 1934, as amended, based on allegations that this omission constituted a deceit on investors. The plaintiffs seek unspecified monetary damages and other relief.

The Company advises the Staff that Asahi was claiming past due royalties through calendar year 2008 in the amount of $0.6 million, which the Company had already accrued as a liability as of December 31, 2009. The Company supplementally advises the Staff that the dispute was settled for $850,000 on April 9, 2010 and because the disputed amount had already been accrued on the Company’s books, the impact on the Company’s financial statements was immaterial; further, the Company respectfully submits that because the dispute with Asahi was settled in the second quarter of 2010, the Company does not consider disclosure in future filings to be necessary or appropriate.

MD&A

Consolidated Results of Operations, page 75

4.	Comment: Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of product revenue, you should disclose the quantitative impact of discontinuing two of your product lines as well as the increase in sales of your Fuelzyme, Xylanthin and Veretase enzymes. You should also quantify the impact of having a larger percentage of Phyzyme phytase product sales manufactured by Genencor. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04. Please show us in your supplemental response what the revisions will look like.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Three

Response: The Company acknowledges the Staff’s comments and advises the Staff that it has quantified the financial impact of discontinuing its two products lines, Bayovac SRS and Quantum, under the “Consolidated Results of Operations, Revenue” section for the 2008 versus 2007 period, as the discontinued product sales occurred in early 2008. The Company recognizes that it does not specifically identify this amount in the 2009 versus 2008 period. The Company acknowledges that Instruction 4 to Item 303(a) requires a discussion of the causes of material changes from year-to-year in financial line items “to the extent necessary to an understanding of the registrant’s businesses as a whole.” The Company recognizes that the increase in sales is material to its overall financial results for the year. Although the Staff’s comment contained detailed products, the Company analyzes revenue performance by specific product lines and finds disclosing by product lines to be more appropriate. The products, Fuelzyme, Xylanthin and Veretase all compose one product line called “Grain Processing.” The Company expanded its disclosure to include revenue by product lines, including prior year fluctuations beginning with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which was filed with the Commission on November 9, 2010.

The additional revenue product line disclosure as of December 31, 2009 would resemble the following:

PRODUCT SUMMARY	2009	2008	% Change
Animal health and nutrition	$32,781	$36,963	(11)%
Grain processing	9,744	6,268	55%
Other products	1,431	3,380	(58)%
Discontinued products	-	2,473	(100)%

Total product	43,956	49,084	(10)%
Grant	16,837	6,920	143%
Collaborative	5,118	13,656	(63)%

Total revenues	$65,911	$69,659	(5)%

The animal health and nutrition product lines include our Phyzyme enzyme, and the grain processing product line includes our Fuelzyme, Veretase, Xylathin and Deltazym enzymes. Our discontinued product lines consist of our two products Bayovac SRS and Quantum.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Four

The Company further acknowledges the Staff’s request that the Company quantify the impact of having a larger percentage of Phyzyme phytase product sales manufactured by Genencor, and further advises the Staff that quantifying such information would be imprecise. The product manufactured by Genencor is done at a cost that is different than the manufacturing cost incurred by the Company at the Fermic facility, and such cost information is not under the direct control or purview of the Company. Calculating and disclosing gross Phyzyme sales related to product manufactured by Genencor, even if on a non-GAAP pro forma basis, would be difficult, if not impossible, to validate. In addition, the Company believes that disclosing such information would be in violation of the confidentiality provisions of its license agreement with Danisco,Genencor’s parent company. Instead, the Company believes an expanded disclosure that speaks to the shift in manufacturing sources, along with a quantitative disclosure explaining the percentage change in the royalty on profit share, will provide a more transparent explanation of the growth in its Phyzyme business, while at the same time protecting the confidentiality provisions of its agreement with Danisco. The Company intends to make such expanded disclosure in its future filings, beginning with its Form 10-K for the year ended December 31, 2010.

Contractual Obligations, page 94

5.	Comment: Please present only one table of contractual obligations which includes all of your obligations, including your convertible debt obligations which are currently presented separately on page 92. Please show us in your supplemental response what the revisions will look like.

Response: The Company has combined its disclosure of contractual obligations tables into one table in its Form 10-Q for the quarterly period ended September 30, 2010, which was filed with the Commission on November 9, 2010, and will continue to provide such disclosure in its future filings. Below, the Company supplementally provides the Staff its revised combined contractual obligation table as of December 31, 2009:

Commitments ($000’s)	Total	< 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating:
Total Operating Leases Gross	$41,053	$6,084	$12,893	$12,824	$9,252
Sublease income	(5,491)	(987)	(2,083)	(2,231)	(190)

Total Operating Leases Net	35,562	5,097	10,810	10,593	9,062

Operating Leases- Vercipia	154,534	1,312	5,342	6,368	141,512

Manufacturing:
Manufacturing Costs to Fermic	35,891	13,833	22,058	—	—

License:

License and research agreements	2,240	295	590	565	790

Convertible Debt:
2007 Notes	135,478	3,797	7,594	7,594	116,493
2008 Notes	18,241	1,216	17,025	—	—
2009 Notes	35,397	1,336	2,467	2,467	29,127

	$417,343	$26,886	$65,886	$27,587	$296,984

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Five

Financial Statements

Notes to the Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Product Revenue, page 112

6.	Comment: Please tell us the differences in the terms of your arrangements with Fermic S.A. and Genencor which result in you reporting revenue associated with Fermic S.A. on a gross basis and revenue associated with Genencor on a net basis. Please specifically address in your explanation each of the indicators which may support reporting gross revenue as well as each of indicators which may support reporting net revenue described in ASC 605-45-45-3 through 18.

Response: The Company acknowledges the Staff’s comments and advises the Staff that all inventory produced at the Fermic facility is produced for sales by the Company and inventory is held on the Company’s books. The Company retains all responsibility for and risk of inventory and sales for all products produced at Fermic. All such products are sold to its customer, Danisco, which has no relationship to Fermic. The Company bears credit and collection risk with respect to all such sales. For Phyzyme manufactured at Genencor (a subsidiary of the Company’s customer Danisco), Genencor manufactures the inventory and takes ownership and risk of the inventory and related sales. A set royalty percentage on profit is paid to Verenium upon sale. The Company performed a detailed analysis of Topic 605-45 as outlined below:

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Six

Indicators of Reporting Gross:

	Fermic	Genencor
The Company is the primary obligor in the arrangement. The primary obligor is the party responsible to the customer for providing the product or service. (Paragraph 45-4)	Yes	No

The Company has general inventory risk. This is risk normally taken on by a company that buys inventory in the hopes for reselling it at a profit. (Para. 45-5)	Yes	No

The Company has the ability to determine the price at which it sells the product or service. The Company changes the product or performs part of the service. (Para. 45-8)	Yes	No

The Company changes the product or performs part of the service. (Para. 45-9)	Yes	No

The Company has discretion in supplier selection. (Para. 45-10)	Yes	No

The Company is involved in the determination of product or service specifications. (Para. 45-11)	Yes	No

The Company has physical loss inventory risk. (Para. 45-12)	Yes	No

The Company has credit risk (Para 45-13)	Yes	No

Indicators of Reporting Net:

The supplier is the primary obligor in the arrangement. If the supplier is responsible for fulfillment and customer satisfaction, that is an indication that the company does not have risk and rewards as a principal in the transaction and therefore should recognize only its net fee as revenue. (Para. 45-16)	No	Yes

The amount the company earns per transaction is fixed (in dollar or percentage) than the Company appears to be acting as an agent of the supplier (Para. 45-17)	No	Yes

The supplier has credit risk (Para. 45-18)	No	Yes

Based upon the foregoing, the Company believes it has properly reported its Phyzyme revenue on a gross or net basis based on manufacturing source, in accordance with authoritative accounting literature.

Effect of New Accounting Standards

Accounting for Convertible Debt Instruments, page 117

7.	Comment: Based on the terms of the 2007 and 2009 Notes, please tell us why the new accounting standards would not have also impacted your accounting for these notes in a similar manner to your accounting for the 2008 Notes.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Seven

Response: The Company acknowledges the Staff’s comments and advises the Staff that the Company evaluated the terms of the 2007 and 2009 Notes in accordance with the new accounting standard (the Cash Conversion Subsections of ASC 470-20, Debt with Conversion and Other Options) effective as of January 1, 2009, and concluded that both the 2007 and 2009 Notes were excluded from the scope of the Cash Conversion Subsections of ASC 470-20. ASC 470-20-15-4 states, “the guidance in the Cash Conversion Subsections applies only to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative instrument under Subtopic 815-15.”

Under the terms of the 2007 and 2009 Notes, the conversion rights require settlement entirely in shares, with the exception of fractional shares which are to be paid in cash. ASC 470-20-15-5 states, “the Cash Conversion Subsections do not apply to a convertible debt instrument that requires an issuer’s obligation to provide consideration for a fractional share upon conversion to be settled in cash, but that does not otherwise require or permit settlement in cash (or other assets) upon conversion.” As a result, the Company concluded that the 2007 and 2009 Notes were excluded from the scope of ASC 470-20. The Company will add disclosure to future filings beginning with its Form 10-K for the fiscal year ending December 31, 2010 which describes this assessment and conclusion.

Conversion of 2008 Notes, page 124

8.	Comment: During the year ended December 31, 2009, you recorded a gain on conversion of $8.9 million, which was calculated as the difference between the carrying value of the converted 2008 Notes and the fair value of the shares of common stock delivered to the noteholders upon conversion. Please help us understand what consideration you gave to ASC 470-20-40-20 in accounting for this conversion, including the requirement to allocate the fair value of the consideration transferred between liability and equity components.

Response: The Company acknowledges the Staff’s comments and advises the Staff that on January 1, 2009, the Company adopted the Cash Conversion Subsections of ASC 470-20, Debt with Conversion and Other Options, which required the Company to account separately for the liability and equity components of the 2008 Notes in a manner that reflected the Company’s nonconvertible debt (unsecured debt) borrowing rate when interest expense is recognized. The Cash Conversion Subsections of ASC 470-20 required bifurcation of a component of the 2008 Notes, classification of that component in equity and the accretion of the resulting discount of the 2008 Notes to be recognized as part of interest expense. ASC 470-20 required retrospective application.

Additionally, on January 1, 2009, the Company adopted ASC 815-40-15-5, Evaluating Whether an Instrument Is Considered Indexed to an Entity’s Own Stock, which affected the Company accounting for the 2008 Notes conversion rights resulting in the Company recording a derivative liability representing the fair value of the conversion rights as of January 1, 2009. The adoption resulted in the reclassification of the equity component included in stockholders’ equity recorded from the adoption of the Cash Conversion Subsections of ASC 470-20 into a derivative liability. The Cash Conversion Subsections of ASC 470-20 required the Company to recognize the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Eight

As a result, since the Cash Conversion Subsections of ASC 470-20 required retrospective application, the Company accounted for conversions of the 2008 Notes from issuance, February 2008, through adoption of ASC 815-40-15-5 on January 1, 2009, in accordance with ASC 470-20-40-20 and allocated the fair value of the consideration transferred between liability and equity components of the 2008 Notes.

Upon adoption of ASC 815-40-15-5 on January 1, 2009, the equity component of the 2008 Notes was bifurcated and accounted for separately as a derivative liability. Therefore, both the debt and equity conversion feature of the 2008 Notes were reflected as liabilities on the Company’s balance sheet. As such, subsequent conversion have been accounted for as extinguishment of debt with differences between the carrying value and the fair value delivered to the noteholder being accounted for as a gain or loss on debt extinguishment in accordance with ASC 405-20-40-1.

Liabilities/Extinguishments of Liabilities/Derecognition. ASC 405-20-40-1 states the following:

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

The Company researched alternative accounting treatment under ASC 470-20-40-4, Conversion Features that Are Not Beneficial, which states the following:

If a convertible debt instrument does not include a beneficial conversion feature, the carrying amount of the debt, including any unamortized premium or discount, shall be credited to the capital accounts upon conversion to reflect the stock issued and no gain or loss is recognized.

The Company concluded that the accounting for conversion in equity as stated in ASC 470-20-40-4 was not appropriate because, although the 2008 Notes are convertible debt in legal structure, as a result of the bifurcation of the entire equity component, the Company was accounting for the convertible debt as straight debt liability. Therefore, the Company concluded the accounting for liability extinguishment under ASC 405-20-40-1 was appropriate. Further, the Company believes liability extinguishment with the resulting gains and losses recorded to the income statement is conceptually consistent with the derecognition accounting under ASC 470-20-40-20. ASC 470-20-40-20 derecognition accounting requires the difference between the fair value of the debt liability and the carrying value on conversion (principal less unamortized discounts and debt issuance costs) to be accounted for as gains or losses on debt extinguishment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Nine

Note 2. Convertible Debt and Note 6. Bank and Commercial Debt, page 119 and 135

9.	Comment: Your disclosures indicate that your debt agreements contain various covenants. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like.

Response: The Company acknowledges the Staff’s comment, and further advises the Staff that none of its outstanding debt agreements at December 31, 2009 contain financial covenants requiring ratios. As of December 31, 2009, the Company had outstanding debt in the amount of approximately $97.9 million, of which all but $18,000 was related to the Company’s outstanding convertible debt consisting of the 5.5% Convertible Senior Notes due April 1, 2027 (“2007 Notes”), 8% Senior Convertible Notes due April 1, 2012 (“2008 Notes”) and 9% Convertible Senior Secured Notes due April 1, 2027 (“2009 Notes”). The remaining $18,000 related to a capital lease. The Company’s 2008 Notes had covenants that restricted the Company from incurring additional indebtedness (other than certain project financing debt, certain unsecured subordinated indebtedness and up to $187 million principal amount of additional indebtedness) and advises the Staff the disclosure was included as a part of the risk factors on the Company’s Form 10-K filed with the commission on March 16, 2010. Additionally, as of December 31, 2009, the Company had an outstanding letter of credit in the amount of $10.4 million, pursuant to the Company’s facilities lease for office and laboratory space in San Diego, California, as disclosed in Note 8 of the Company’s Notes to Consolidated Financial Statements, under a Loan and Security Agreement (the “Bank Agreement”) with a commercial bank. All borrowings under the Bank Agreement were paid in full and there were no were borrowings available under the Bank Agreement as of December 31, 2009. As disclosed in Note 6, the Bank Agreement required the Company to meet certain financial covenants, primarily a minimum balance of unrestricted cash, cash equivalents, and investments in marketable securities equal to one-and-one-half times (1.5x) all outstanding “indebtedness” (as defined in the Bank Agreement, which includes outstanding letters of credit) owed by the Company to the bank. As a result, the Company disclosed in Note 6, that its outstanding letter of credit in the amount of $10.4 million was fully secured by cash, and reflected as restricted cash on its consolidated balance sheet as of December 31, 2009.

The Company further advises that Staff that, as disclosed in its Form 10-Q for the quarterly period ended September 30, 2010, which was filed with the Commission on November 9, 2010, as a result of the sale of the cellulosic biofuels business to BP Biofuels North America LLC (“BP”), BP assumed the lease of the Company’s facilities in San Diego, California. As a result, the outstanding letter of credit and bank agreement were terminated. The Company will ensure all future filings do not imply additional financial covenants.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Ten

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

General

10.	Comment: Please address the above comments in your interim filings as well.

Response: The Company acknowledges the Staff’s comment regarding interim filings and intends to address the Staff’s comments above in the Company’s subsequent interim filings, beginning with and including the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which was filed with the Commission on November 9, 2010.

Form 8-K Filed September 9, 2010

11.	Comment: Please amend your Form 8-K to address the following:

•	Please provide a pro forma statement of operations for the year ended December 31, 2009. Refer to Rule 11-02(c)(2)(i) of Regulation S-X;

•

You state that the pro forma statements of operations for the three and six months ended June 30, 2010 and June 30, 2009 give effect to the disposition as if it has been consummated at the beginning of the periods presented. We remind you that Rule 11-02(b)(6) of Regulation S-X states that the pro forma statements of operations shall assume that the transaction was consummated at the beginning of the fiscal year presented, which will be January 1, 2009. Please revise as necessary;

•	Please disclose whether you plan to present the business sold to BP Biofuels North America LLC as discontinued operations pursuant to ASC 205-20; and

•

Please disclose how you arrived at the amount of each adjustment. This should include a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. You should clearly show how you arrived at the adjustment amount based on these assumptions and estimates. For example, note (b) indicates that you may have allocated certain expenses to the business sold for purposes of the pro forma financial information. You should clearly disclose how you arrived at any allocated amounts. You should also disclose how you determined which assets and liabilities should be allocated to this business.

Response: The Company acknowledges the Staff’s comments regarding the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2010 (the “September 8-K”) and responds to the Staff’s points set forth above as follows:

•

The Company acknowledges that the pro forma statement of operations for the year ended December 31, 2009 was not included in the September 8-K, but advises the Staff that such statement of operations was included in the Company’s Current Report on Form 8-K filed with the Commission on July 19, 2010 in connection with the signing of the Asset Purchase Agreement, dated July 14, 2010, by and between the Company and BP.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Eleven

•

The Company acknowledges that the wording used with respect to the date on which the transaction was assumed to have been contemplated for the pro forma statements of operations was technically imprecise, and should have read as follows:

•	“The pro forma statements of operations give effect to the disposition as if it had been consummated at the beginning of the fiscal year presented, or January 1, 2009.”

Nevertheless, the Company respectfully submits that the reference to a different date upon which the consummation of the transaction was assumed to have occurred had no impact on the pro forma results it reported in the September 8-K. The Company believes the amended disclosure would not constitute a material amendment the unaudited pro forma financial information which was provided and as a result believes that filing an amendment is not required.

•

The Company acknowledges the Staff’s comment regarding the presentation of the business sold to BP as discontinued operations, and informs the Staff that at the time of the filing of the September 8-K, the analysis had not yet been completed to determine if discontinued operations treatment was appropriate. The Company advises the Staff that in the Form 10-Q for the period ended September 30, 2010, filed with the Commission on November 9, 2010, the business sold to BP has been reflected in discontinued operations.

•	The Company acknowledges the Staff’s comments regarding disclosing how the Company arrived at the amount of each pro forma adjustment, and provides the following supplemental information.

•

Revenue and expenses allocated to discontinued operations for the three and six months ended June 30, 2010 and 2009 were limited to revenue and expenses that were directly related to the discontinued operation, the ligno-cellulosic business (the “LC Business”), or that were eliminated as a result of the sale of the LC Business to BP. As a result, certain indirect costs that were previously allocated to the Company’s biofuels operating segment were not allocated to discontinued operations.

•

With respect to note (b), the Company disclosed certain research and development expenses included in the pro-forma adjustment were “allocated expenses related to the LC Business which were assumed by BP, including all costs related to the San Diego, California facility leases.” The Company advises the Staff that the Company’s adjustment to research and development was based primarily on direct project costs related to the LC Business and the only allocated cost requiring significant assumptions and estimates related to the portion of the Company’s facilities costs related to the San Diego, California facility leases.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Twelve

•

With respect to note (c), the Company disclosed the selling, general and administrative pro forma adjustment was “recorded to remove LC Business selling, general and administrative expenses”. The Company advises the Staff that the Company’s adjustment was based solely on selling, general and administrative expenses directly related to the LC Business or that were eliminated as a result of the sale of the LC Business and did not include amounts requiring significant assumptions or estimates.

•

With respect to note (f), the Company disclosed the assets and liabilities pro forma adjustment was “recorded to reflect the disposition of the LC Business assets and liabilities as of June 30, 2010. The Company advises the Staff that the Company determined which assets and liabilities should be included in the adjustment based on the terms of the Asset Purchase Agreement. The Company did not allocate assets and liabilities, but rather included only assets purchased by BP and liabilities that were either assumed by BP, or if per the terms of the Asset Purchase Agreement were not assumed by BP, related specifically to the LC Business.

In summary, and based upon the foregoing, the Company respectfully requests that the Staff reconsider its request for the Company to amend its September 8-K, for the following reasons:

•	With respect to Rule 11-02(c)(2)(i) of Regulation S-X, the pro forma information for the year ended December 31, 2009, such information was previously furnished in its Form 8-K filed on July 19, 2010;

•

With respect to Rule 11-02(b)(6) of Regulation S-X Company, the Company’s reference to a different date upon which the consummation of the transaction was assumed to have occurred had no impact on the pro forma results it reported in the September 8-K;

•

Subsequent to the filing of its September 8-K, in its Form 10-Q for the quarterly period ended September 30, 2010, filed with the Commission on November 9, 2010, the Company presented the business sold to BP Biofuels North America LLC as discontinued operations pursuant to ASC 205-20. As such, its most recent filing includes the results from continuing operations consistent with the methodologies underlying its pro forma results of operations as furnished in its September 8-K.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Thirteen

•

With respect to its discussion of significant assumptions and estimates used to arrive at the pro forma adjustments, the Company believes it has technically complied with the disclosure requirements, and supplemental disclosure would neither materially amend the nature of the disclosure nor provide investors with additional material information. The Company included the following disclosure in its Form 10-Q for the quarterly period ended September 30, 2010, filed with the Commission on November 9, 2010, regarding the methodology used to allocate revenue and expenses to discontinued operations:

“Revenue and expenses allocated to discontinued operations for the three and nine months ended September 30, 2010 and 2009 were limited to revenue and expenses that were directly related to the discontinued operation, the LC business, or that were eliminated as a result of the sale of the LC business. As a result, certain indirect costs that were previously allocated to our biofuels operating segment were not allocated to discontinued operations.”

•

Further, the Company believes that amending its September 8-K would be confusing to readers of its financial statements, since a more current version of its results from continuing operations already has been made available in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, filed with the Commission on November 9, 2010.

12.	Comment: It appears that BP Biofuels North America LLC purchased your entire cellulosic biofuels business. In this regard, please help us understand why the pro forma adjustment amounts related to the sale of the business would not be the same as the amounts reported in the segment information note on page 21 of your Form 10-Q for the period ended June 30, 2010. For example, the total revenue amount eliminated in your pro forma statement of operations for the 6 months ended June 30, 2010 was $7,176,000 whereas your segment note indicates that the biofuels segment reported total revenues of $6,964,000 for this same period. Please address each of the amounts presented in your segment note.

Response: In the transaction, BP acquired all of the capital stock of the Company’s wholly-owned subsidiary, Verenium Biofuels, as well as certain assets of the Company, including intellectual property, used in or related to the LC Business. The transaction included assets and liabilities in both Verenium Corporation and Verenium Biofuels Corporation to form the LC Business. As such, revenue and expenses allocated to the LC Business were limited to revenue and expenses that were directly related to the LC Business, or discontinued operation, or that were eliminated as a result of the sale of the LC Business. As a result, certain indirect costs that were previously allocated to the Company’s biofuels operating segment have not been allocated to discontinued operations, but instead are included in results from continuing operations. Since the business that was represented by the LC Business does not represent, in all respects, the biofuels operating segment the Company has historically reported in its segment reporting, the financial results reported from discontinued operations do not reconcile to the historical results reported for the biofuels operating segment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Fourteen

Below, the Company supplementally provides the Staff with the following analysis comparing the pro forma adjustment amounts related to the sale of the LC Business and the previously reported biofuels operating segment information for the six months ended June 30, 2010 (dollars in thousands):

	For the Six Months Ended June 30, 2010
	Segment Reporting	Pro Forma Adjustments	Difference
Collaborative and grant revenue	$6,964	$7,176	$212	(a)
Operating expenses	28,298	29,570	1,272	(b)

Total operating loss	(21,334)	(22,394)	(1,060)

(a)	Collaborative and grant revenue included in the pro forma adjustment was $0.2 million higher than the biofuels operating segment primarily due to the inclusion of grant revenue previously reported in the Company’s specialty enzyme operating segment. The Company included this revenue as a pro forma adjustment because the underlying intellectual property developed under the grant award was purchased by BP in accordance with the terms of the Asset Purchase Agreement, therefore the Company reported the revenue and related expenses as part of discontinued operations.

(b)	Operating expenses included in the pro forma adjustment were $1.3 million higher than the biofuels operating segment primarily due to the following:

•

As disclosed in the Company’s Form 10-Q, “operating expenses for each segment include direct and allocated research and development and selling, general and administrative expenses. In management’s evaluation of performance, certain corporate operating expenses are excluded from the business segments including non-cash share-based compensation, restructuring charges, severance, depreciation and amortization, and other corporate expenses, which are not allocated to either business segment.” As such, the biofuels operating segment included in the Company’s segment reporting excludes $6.3 million of depreciation and amortization expense and $0.5 million of non-cash share-based compensation.

•

Additionally, the biofuels operating segment includes indirect costs that have not been included in the pro forma adjustments because they were not directly related to the LC Business, or eliminated as a result of the sale of the LC Business.

Definitive 14A Filed April 30, 2010

Election of Directors, page 5

13.	Comment: We note your statement that the biographies include information regarding the specific experience, qualifications, attributes or skills that led you to the conclusion that each of your directors and nominees should serve as director. However, some of the biographies only recite the prior business experience of the directors without clearly explaining how the experience led to the conclusion that the member should continue to serve. For example, it is not clear what specific attributes or skills you believe the directors have as a result of this experience that causes you to believe the person should serve as a director at this time, in light of the company’s business and structure. Note as well that this information should be provided for all directors, including those who are not currently up for reelection under the classified board structure. See Regulation S-K C&DI paragraph 116.06. Please show us in your supplemental response what the revisions will look like.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Fifteen

Response: The Company acknowledges the Staff’s comment regarding the specific experience, qualifications, attributes or skills that led the Company to the conclusion that each director and nominee should serve as a director. Set forth below are the biographies of the directors and nominees with additions (in bold underline) to indicate such information. The Company intends to include similar descriptions of specific attributes and skills in each director and nominee biography appearing in the Company’s subsequent proxy statements.

Dr. James H. Cavanaugh, 73, has been a director of Verenium since 1992 and Verenium’s Chairman since 1998. Since 1988, Dr. Cavanaugh has served as a general partner of HealthCare Ventures LLC, a venture capital management company. Dr. Cavanaugh was formerly president of SmithKline & French Laboratories—U.S., the pharmaceutical division of SmithKline Beckman Corporation. Previously, he was president of SmithKline Beckman’s clinical laboratory business and, before that, president of Allergan International, a pharmaceutical company. Prior to his industry experience, Dr. Cavanaugh served as staff assistant to the President for Health Affairs and then deputy director of the Domestic Council. Under President Ford, he was appointed deputy assistant to the President for Domestic Affairs and deputy chief of the White House staff. Dr. Cavanaugh is the non-executive chairman of Shire plc. (NASDAQ-GS: SHPGY), a specialty pharmaceutical company, and serves as a director on the board of Middlebrook Pharmaceuticals, Inc. (formerly known as Advancis Pharmaceuticals Corp.) (NASDAQ-GM: MBRK), a biopharmaceutical company. Verenium’s board of directors has concluded that Dr. Cavanaugh should serve as a director of Verenium based upon his experience in government and as a top executive and board member of leading biotechnology companies, as well as his tenure since 1998 as a member of the board, and Chairman since 1998, of the Company.

Mr. John F. Dee, 52, has been a director of Verenium since May 2008. Mr. Dee served as President and Chief Executive Officer of Hypnion, Inc., a privately-held neurosciences drug discovery company, from July 2000 through its acquisition by Eli Lilly and Company in April 2007. Prior to Hypnion, Mr. Dee spent several years in senior executive roles at biotechnology companies, and as a senior consultant at McKinsey & Co., Inc., a management consulting firm, where he led teams of senior executives in the development and implementation of new strategic directives and performance improvements. Mr. Dee is currently chairman of the board for NeuroPhase Inc., a neuroscience company focused on neurodegenerative disorders, and previously served as chairman of the board for BioProcessors Corporation, a privately-held company focused on advancements in bioprocessing for the life sciences industry. Mr. Dee holds B.A. and M.S. degrees in Engineering from Stanford University and an M.B.A. from Harvard University. Verenium’s board of directors has concluded that Mr. Dee should serve as a director of Verenium based upon his extensive prior experience and record of achievement in leadership roles as executive and director of several leading biotechnology companies.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Sixteen

Mr. Peter Johnson, 64, has been a director of Verenium since 1999. Mr. Johnson was a founder of Agouron Pharmaceuticals, Inc. and served as its President and Chief Executive Officer from its inception in 1984 until 2000. Mr. Johnson currently serves as a director of a nonprofit organization. Mr. Johnson received a B.A. and an M.A. from the University of California. Verenium’s board of directors has concluded that Mr. Johnson should serve as a director of Verenium based upon his long and successful career as an entrepreneur and top executive in the biotechnology field, as well as his tenure since 1999 as a member of the board of the Company.

Dr. Fernand Kaufmann, 67, has been a director of Verenium since 2004. Dr. Kaufmann retired from The Dow Chemical Company, a public chemical manufacturing company, in 2001. During his more than 30-year career at Dow, Dr. Kaufmann served in a number of senior executive capacities, including Group Vice-President for New Businesses and as a member of Dow’s management executive committee. Dr. Kaufmann currently serves as Chief Executive Officer and chairman of the board of HPL S.A., a Swiss technology start-up company in the field of novel lithium-ion battery technology. Dr. Kaufmann also serves as a board member for Schmack Biogas, a German based biogas company publicly traded on the Xetra exchange. Dr. Kaufmann received a Ph.D. in polymer chemistry from the University of Strasbourg in France in 1969. Verenium’s board of directors has concluded that Dr. Kaufmann should serve as a director of Verenium based upon his extensive experience and record of achievement as both an executive and director of leading public and private companies in the chemical, energy and biotechnology fields, as well as his tenure since 2004 as a member of the board, and of the audit committee since 2005, of the Company.

Mr. Simon Rich, 65, has served as a director of Verenium since March 2008. Mr. Rich spent more than 15 years with the Louis Dreyfus Group where he held various positions, beginning with Executive Vice President of Louis Dreyfus Energy; Chairman, Chief Executive Officer of Louis Dreyfus Natural Gas; and Chief Operating Officer and Managing Director of Duke-Louis Dreyfus, a joint venture between Duke Energy and Louis Dreyfus Group; and President of Louis Dreyfus Holding Company. Mr. Rich currently teaches at the Nicholas School of the Environment and Earth Sciences at Duke University, where he formerly chaired the board of visitors. His current affiliations include chairman of the Environmental Defense Fund of North Carolina and chairman for the Center for Environmental Farming Systems. Mr. Rich is also a director of Triangle Capital Corporation (NASDAQ-GM: TCAP), a business development company. Mr. Rich is a graduate of Duke University. Verenium’s board of directors has concluded that Mr. Rich should serve as a director of Verenium based upon his long and successful career as a top executive and educator in the energy and environmental fields.

Mr. Carlos A. Riva, 56, has been Verenium’s President, Chief Executive Officer and a director since 2007. Prior to Verenium’s merger with Celunol, Mr. Riva was the Chairman and Chief Executive Officer of Celunol since 2006. Prior to joining Celunol, from 2003 to 2005 Mr. Riva served as Executive Director of Amec plc, a major global construction and engineering company based in the U.K., where he was responsible for the company’s operations in the United States and Britain and for Amec’s global oil and gas business strategy. From 1995 to 2003, Mr. Riva was Chief Executive Officer of InterGen, a Boston-based joint venture between Shell and Bechtel that developed more than 18,000 megawatts of electric generating capacity, along with gas storage and pipelines, on six continents. From 1992 to 1994, Mr. Riva was President and Chief Operating Officer of Boston-based J. Makowski Company, which developed the first independent power project in the United States. Mr. Riva received his B.S. and M.S. degrees in Civil Engineering from the Massachusetts Institute of Technology and Stanford University, respectively, and an M.B.A. from the Harvard Business School. Verenium’s board of directors has concluded that Mr. Riva should serve as a director of Verenium based upon his role with the Company, his prior experience in senior leadership roles in the energy industry, and his ongoing experience and accomplishments as President and Chief Executive Officer of the Company.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Seventeen

Mr. Joshua Ruch, 60, has served as a director of Verenium since 2007, and prior to Verenium’s merger with Celunol, was a director of Celunol since December 2004. Mr. Ruch is the Chairman and Chief Executive Officer of Rho Capital Partners, Inc., an investment and venture capital management company, which he co-founded in 1981. Prior to founding Rho, Mr. Ruch was employed in investment banking at Salomon Brothers. Mr. Ruch received a B.S. degree in electrical engineering from the Israel Institute of Technology (Technion) and an M.B.A. from the Harvard Business School. Mr. Ruch is also a director of GenVec, Inc. (NASDAQ-GM: GNVC) and of a number of private companies. Verenium’s board of directors has concluded that Mr. Ruch should serve as a director of Verenium based upon his long and successful career as an investor and board member of numerous leading energy and biotechnology companies.

Ms. Cheryl A. Wenzinger, 61, has been a director of Verenium since 2004 and serves as the chair of Verenium’s audit committee and as the audit committee’s financial expert. In her most recent position as audit partner at Deloitte & Touche from 1984 to 2000, Ms. Wenzinger served many private and public companies, with a focus on health care providers and insurers, manufacturing, and agribusiness. She currently serves on the board of directors of Banner Health, where she chairs the audit committee, and on the board of trustees for Delta Dental Plan of Colorado, where she serves on the audit committee as the financial expert. Ms. Wenzinger received a B.S. in Accounting from the University of Northern Colorado and is a Certified Public Accountant. Verenium’s board of directors has concluded that Ms. Wenzinger should serve as a director of Verenium based upon her extensive prior experience in a senior position at Deloitte & Touche and as director or trustee and audit committee member or chair of other leading companies, as well as her tenure since 2004 as a member of the Company’s board and audit committee, and as chair of the audit committee since 2005.

Mr. Michael Zak, 56, has been a director of Verenium since 2007, and prior to Verenium’s merger with Celunol, was a director of Celunol since 2004. Since 1991, Mr. Zak has been with Charles River Ventures, a venture capital management company. From 1986 to 1991, he served as co-founder and Vice President of Concord Communications, a start-up network monitoring and analysis software company. Mr. Zak was previously employed by Motorola, Inc. and McKinsey & Company, Inc., and served as a communications and signals intelligence officer in the United States Marine Corps. Mr. Zak holds a B.S. degree in engineering from Cornell University and an M.B.A. from the Harvard Business School. Verenium’s board of directors has concluded that Mr. Zak should serve as a director of Verenium based upon his long and successful career as entrepreneur, investor and executive and his prior experience in roles of increasing responsibility at several leading technology companies.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Eighteen

Compensation Discussion and Analysis, page 34

Peer Group, page 36

14.	Comment: We note your disclosure that the compensation committee used a group of twelve peer companies in its analysis and that you have identified ten of those companies by name. Please ensure that you identify all members of any peer group used to benchmark compensation.

Response: The Company acknowledges the Staff’s comment and will identify all members of any peer group used to benchmark compensation in all future filings which require executive compensation information. The Company further advises the Staff that the two peer companies excluded from its Definitive Form 14A filed on April 30, 2010 were Exelixis, Inc. and Evergreen Energy Inc.

Equity Compensation, page 39

15.	Comment: We note disclosure on page 37 that you target equity compensation at a level such that, when combined with target cash compensation, target total cash and equity compensation is at or near the 50th percentile for your peer group. Please disclose where the actual total equity compensation fell for each named executive officer. To the extent actual compensation was outside the targeted percentile range, please explain why. Please show us in your supplemental response what the revisions will look like.

Response:

The Company supplementally provides the following information with respect to equity compensation for each of its named executive officers, based upon a third party compensation study of Verenium’s peer group. The table below provides total vested and unvested options and unvested shares as a percentage of total outstanding shares for each named executive officer, as compared to the 50th percentile for the Company’s peer group, based upon that study.

Named Executive Officer	Total Vested and Unvested Options and Shares Outstanding	As a % of Common Shares Outstanding	Peer Group 50th Percentile
Carlos A. Riva	118,302	1.001%	2.762%
James E. Levine	43,957	0.372%	0.577%
Jeffrey G. Black	25,974	0.220%	0.577%
William H. Baum	31,214	0.264%	0.577%
Gerald M. Haines II	40,135	0.340%	0.577%
Gregory L. Powers, Ph.D.	39,998	0.338%	0.577%

The foregoing demonstrates that the outstanding equity awards for each of the Company’s named executive officers was well below the 50th percentile of Verenium’s peer group, expressed as options or unvested shares as a percentage of common shares outstanding. The Company determined that in order to match the peer group’s 50th percentile, additional shares would need to be added to the Company’s equity compensation plan.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Nineteen

Summary Compensation Table, page 45

16.	Comment: We note that your “total” column does not accurately represent the sum of the various forms of compensation for several of your officers in certain years. For example, Mr. Haines’ total compensation for 2008 is reflected in the “total” column as $628,632, while the sum of $1,141,646 is attained by adding together his various compensation components. In addition, we note inconsistencies among the tables. For example, your disclosure of the amount of options awards for Mr. Riva in 2009 ($1,453,071) appears to omit the $114,400 of options granted on July 31, 2009 that appears in the Grants of Plan-Based Awards table. Only the sum of the awards granted on November 12 ($1,341,242) and December 11 ($111,829) appear to be accounted for in the Summary Compensation Table. Please carefully review your compensation tables and revise to ensure the numerical accuracy of your entries.

Response: The Company acknowledges that the “total” column does not accurately represent the sum of the various forms of compensation but advises the Staff that all other data contained in the table is accurate. The Company was made aware of the error in July 2010, but, due to the Company’s evaluation that the error was not material (since the component parts of compensation were correct, notwithstanding the incorrect total figures), did not deem a restatement necessary at that time. The Company informs the Staff that the inconsistency mentioned in the Staff’s comment with respect to the award granted on July 31, 2009 for $114,400 for Mr. Riva is a stock award and not an option award and is properly shown on both tables as a stock award. Included are excerpts from both the Stock Compensation Table and the Grants of Plan-Based Awards table showing the total option award and stock award activity of Mr. Riva in 2009. All tables in the filing have been thoroughly reviewed by the Company and have been found to be accurate, other than with respect to the inaccurate figures in the “total” column in the Summary Compensation Table.

From Stock Compensation Table in Definitive 14A filed April 30, 2010:

Name and Principal Position	Year	Salary ($)			Bonus ($)(1)		Stock Awards ($)(3)		Option Awards(3)		Non-Equity Incentive Plan Compensation ($)(4)		All Other Compensation ($)(5)			Total ($)
Carlos A. Riva President, Chief Executive Officer and Director	2007 2008 2009	$ $ $	243,389 495,000 498,991	(6)	$ $	276,000 208,000 —	$ $ $	1,535,618 — 114,400	$ $ $	5,261,832 287,520 1,453,071	$350,000 — —	(4)	$ $ $	6,358 1,143 2,941	(16) (12) (7)	$ $ $	7,673,197 991,663 2,069,40

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission

November 29, 2010

Page Twenty

From Grants of Plan Based Awards Table in Definitive 14A filed April 30, 2010:

	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(#)		Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Carlos A. Riva	7/31/2009	16,436	—	(2)	$6.96	$114,400
	11/12/2009	—	88,302	(5)	$3.85	$1,341,242
	12/11/2009		30,000	(3)	$4.12	$111,829

*     *     *     *     *     *

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. Please do not hesitate to call Marc Recht or Michael Estell of this firm at (617) 937-2300 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Best regards,

/s/ Marc A. Recht

Marc A. Recht

cc:	Securities and Exchange Commission
Rufus Decker
Sherry Haywood
Nudrat Salik

Verenium Corporation
Alexander A. Fitzpatrick
James E. Levine
Jeffrey G. Black
Aaron Vosburgh

Cooley LLP
Michael R. Estell

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM